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                                            Exhibit 8.2

March 16, 1998



Board of Directors
P.T.C. Bancorp
1250 Franklin Avenue
Brookville, IN  47012


Re:     Federal Tax Consequences of the Merger of P.T.C. Bancorp
with and into Indiana United Bancorp

To the Members of the Board:

You have requested our opinion with respect to the federal income tax consequences of the proposed merger of P.T.C. Bancorp (PTC), an Indiana corporation, with and into Indiana United Bancorp (United), an Indiana corporation (the "Merger"), pursuant to the Agreement and Plan of Merger (the "Plan of Reorganization") dated as of October 8, 1997 which provides for a statutory merger under Indiana law between PTC and United. Upon consummation of the Merger, the separate existence of PTC shall cease and United will be the continuing and surviving corporation.

The proposed transaction and the parties are described in the Plan of Reorganization. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion.
In rendering this opinion, we have received certain standard representations of PTC, and are relying upon certain standard representations of United contained in the opinion issued by Geo S. Olive & Co. LLC in connection with this same Plan of Reorganization. These representations are required to be furnished prior to the execution and delivery of this letter. We will rely upon the accuracy of the representations of PTC and United and the statements of fact contained in the examined documents, particularly the Plan of Reorganization. We have also assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Plan of Reorganization. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Plan of Reorganization.

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The Plan of Reorganization (including exhibits) and the PTC and United Joint
Proxy Statement filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the Merger and the Merger itself. These documents as well as the representations to be provided by PTC and United are incorporated in this letter as part of the statement of the facts.

In order to effect the Merger, each share of the common stock, without par value, of PTC (PTC Common Stock) issued and outstanding immediately prior to the Effective Time other than Dissenting Shares, shall be converted into the right to receive 1.075 shares of United Common Stock, without par value. Fractional shares shall be paid in cash. Dissenting Shareholders will receive cash equal to the fair market value of their shares of PTC Common Stock.

Opinion

Based upon the facts set forth above and in the Plan of Reorganization, the representations discussed above, and assuming that the Merger is effected in accordance with the terms of the Plan of Reorganization between PTC and United as well as in conformity with applicable law, rules and regulations, and taking into consideration the limitations discussed in this opinion, it is our opinion that under current federal law pursuant to the Internal Revenue Code of 1986, as amended ("Code"):

1. Provided the proposed Merger of PTC and United qualifies as a statutory merger under Indiana law and United States law, the proposed Merger of PTC and United will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. PTC and United will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

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2.      No gain or loss will be recognized by the shareholders of PTC who receive shares of United Common Stock in exchange for all of their shares of PTC Common Stock, except to the extent of any cash received, including cash received in lieu of a fractional share of United Common Stock (section 354(a)(1) of the Code). Gain, if any, will be recognized by holders of the shares of PTC Common Stock who receive both United Common Stock and cash, but not in excess of the amount of cash received (section 356(a)(1) of the Code).
 If the exchange has the effect of the distribution of a dividend (determined with the application of section 318(a) of the Code), then the amount of the gain recognized that is not in excess of shareholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of a dividend will be made in accordance with the principles set forth in Commissioner v. Clark,
489 U.S. 726 (1989).   No loss shall be recognized pursuant to section 356(c)
of the Code.

3. The basis of the United Common Stock received by shareholders of PTC in the Merger will be the same as the basis of the PTC Common Stock surrendered in exchange therefor, decreased by the amount of any cash received, and increased by the amount of any gain recognized in the exchange (section 358(a) of the Code).

4. The holding period of the United Common Stock received by PTC shareholders will include the holding period of the PTC Common Stock surrendered therefor, provided that the PTC Common Stock was, in each instance, held as a capital asset in the hands of the shareholders of PTC at the Effective Time of the Merger (section 1223(1) of the Code).

5. The basis of the assets of PTC to be received by United will be the same as the basis of those assets in the hands of PTC immediately prior to the Merger (section 362(b) of the Code).

6. The holding period of the assets of PTC to be received by United will include the holding period of those assets in the hands of PTC immediately prior to the Merger (section 1223(2) of the Code).

7. Dissenting shareholders of PTC receiving cash in exchange for their shares will be treated as if they received such cash as a distribution in redemption of their stock, subject to the provisions and limitation of section 302 of the Code.


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8.      A PTC shareholder who receives cash in the Merger in lieu of a fractional share of United Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by United in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of United Common Stock allocable to the fractional share section (section 302(a) of the Code).

LIMITATIONS OF OPINION

Our opinion expressed herein is based solely upon current provisions of the Code including applicable regulations thereunder and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters are challenged. Further, no opinion is expressed under the provisions of any of the other sections of the Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinion set forth above.

If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

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We consent to the inclusion of this opinion as an exhibit to the Form S-4
Registration Statement, to be filed by Indiana United Bancorp, and the references to and summary of this opinion in such documents.


Respectfully submitted,

/s/ Crowe, Chizek and Company LLP
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Crowe, Chizek and Company LLP